[ADAMS AND REESE LETTERHEAD]

January 17, 2006

Via Federal Express and EDGAR (without enclosures)

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549

Re:          BPZ Energy, Inc.

Registration Statement on Form SB-2

Filed July 27, 2005

File No. 333-126934

Amendment No. 1 to Registration Statement on

Form SB-2 Filed August 19, 2005

File No. 333-126934

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed April 15, 2005

File No. 0-29098

Forms 10-QSB for the Fiscal Quarters Ended

March 31, 2005 and June 30, 2005

File No. 0-29098

Dear Mr. Schwall:

Set forth below are the responses of BPZ Energy, Inc. (the “Company”) to certain of the comments contained in your letter dated August 29, 2005 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the August 29, 2005 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

August 29, 2005 Letter

Form SB-2

General

1.             Where comments on a section relate to similar disclosure elsewhere in the registration statement or in any of the periodic reports listed above, please make parallel changes to avoid us having to issue repetitive comments.

Response:

The Company has noted this comment and made parallel changes in its filings where applicable.

Navidec Merger Transaction, page 13

2.             Your disclosure in this section regarding the distribution of shares of Navidec Financial Services on February 3, 2005 appears to be inconsistent with disclosure contained in a Form 8-K filed by Navidec Financial Services on March 18, 2005 in which it is disclosed that no such distribution has yet occurred.  Please revise the disclosure here and throughout your filings to properly describe the status of the distribution of shares and the current status of the spin-off.  This comment applies to the Form 10-KSB and Forms 10-QSB filed during the fiscal year 2005.

Response:

The Company’s response to this comment was previously provided in a letter to the Staff dated September 26, 2005.  The Company has deleted all references to the attempted distribution of shares by NFS on February 3, 2005.  The Company disclosed the current status of the distribution of shares by NFS in the spin-off as follows:

“All legal requirements for the spin-off of NFS have been completed except for registration of the spin-off with the Securities and Exchange Commission and the final distribution of the common shares of NFS to the pre-merger shareholders of the Company.  Pending such final distribution of shares, the Company remains the nominal owner of the majority of the common shares of NFS, which shares are being held by the Company for the benefit of the spin-off shareholders.  The Company is continuing to assist the management of NFS, as requested, in its efforts to consummate the spin-off of NFS, but has no control over the registration process of NFS and cannot predict when the management of NFS will be able to complete the final distribution of NFS common shares.”

Selling Securityholders, page 44

3.             Indicate how the selling securityholders acquired their shares.  We note for example, the absence of disclosure identifying those shareholders who acquired their shares in the recently closed private placement.  Please revise your disclosure accordingly.  In addition, please note the stock purchase agreement listed as exhibit 10.9 in the exhibit table to the registration statement, appears to contain an incorrect reference to a Form 8-K filed July 8, 2005.  Please revise the reference to reflect, if correct, the July 22, 2005 Form 8-K that included the stock purchase agreement as an exhibit.

Response

The Company has added disclosures indicating how the selling securityholders acquired their shares.  The Company is registering for resale 11,466,000 shares, all of which were acquired by the selling securityholders in a private placement of common stock at $3.00 per share on July 19, 2005.  This private placement transaction is described in a Form 8-K filed by the Company on July 22, 2005.  Morgan Keegan & Company, Inc. served as placement agent for the offering.

Additionally, the Company has corrected the reference for Exhibit 10.9 to indicate that it is incorporated by reference to the Form 8-K filed by the Company on July 22, 2005.

4.             Please identify any selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers.  If you determine that any selling securityholder is a registered broker-dealer, please revise your disclosure to indicate that such selling securityholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services.  With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling securityholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.  If not, you must indicate that such selling securityholder is an underwriter.

Response:

The Company has revised its disclosures in Footnotes 9 and 14 to the table of selling securityholders to disclose that each selling securityholder to which those Footnotes relate is an affiliate of a broker-dealer, and based on information received from such selling securityholder, they acquired their shares in the ordinary course of business and at the time of the acquisition did not have any arrangement or understanding with any person to distribute the securities.

Where You Can Find More Information, page 51

5.             Please revise the address of the SEC’s public reference room to Headquarters Office, 100 F Street, N.E., Room 1580, Washington DC 20549.

Response:

The Company has changed the address for the SEC’s public reference room to Headquarters Office, 100 F Street, N.E., Room 1580, Washington, DC 20549.

Form 10-KSB for the Fiscal Year Ended, December 31, 2004

Oil and gas resources, page 17

6.             Please remove your disclosure which indicates that you could have proved reserves to avoid investor confusion.

Response:

The Company has deleted the following sentence from the disclosure of Oil and Gas Resources on page 19 of our Form 10-KSB/A filed on December 23, 2005: “Based on this data, GCA concluded that oil and gas resources existed in the Corvina and Piedra Redonda Fields that could be considered proved from a geological and engineering standpoint.”

Critical Accounting Policies and Recent Accounting Pronouncements

Successful Efforts Method of Accounting, page 23

7.             We note your accounting policy that indicates you are or intend to capitalize seismic data costs incurred to select development locations within a productive oil and gas field.  Please tell us the authoritative guidance you are relying upon for this accounting policy.  We refer you to paragraph 18 of SFAS 19.

Response:

The Company has not capitalized any seismic data costs.  As an accounting policy matter, the Company believes that the capitalization of seismic data costs incurred to select development drilling locations within a proven oil and gas field can be properly capitalized as development costs.  Paragraph 18 of SFAS 19 refers to exploration costs.  As drilling costs and risks have increased and oil and gas technology has progressed, it has become increasingly common for companies to acquire seismic data for the primary or sole purpose of improving success on development drilling activities rather than for exploratory purposes, as was generally the case at the time SFAS 19 was adopted.  The

Company believes that capitalization of seismic data costs incurred in connection with development drilling is a generally accepted practice in the oil and gas industry.

Financial Statements

8.             We note your disclosure on page 10 that you have only engaged in start-up activities.  Please provide audited financial statements and related disclosure as required by SFAS 7.

Response:

In its restated financial statements, the Company has identified itself as a “development stage company” and included disclosure of cumulative financial information since the inception of the Company pursuant to the guidance in SFAS 7.  This change is discussed in Note 3 to the Consolidated Financial Statements, “Restatement of Financial Statements” in the Form 10-KSB/A.

Consolidated Balance Sheet, page 28

9.             Please explain why you have classified restricted cash as a current asset.

Response:

The balance of $100,000 in restricted cash as of December 31, 2004 represented a cash balance pledged to obtain a bank guaranty securing certain performance obligations related to one of our properties in Peru.  The Company met its performance obligations under the license agreement and the bank guaranty expired in March 2005 without being drawn.  Accordingly, this cash balance became unrestricted and available for use by the Company at that time.  Since the Company had knowledge at the balance sheet date that it had met its performance obligations and that this cash would become unrestricted and available within 12 months of the balance sheet date, the Company believes its classification of such restricted cash balance as a current asset is proper.  In subsequent filings on Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005, we have reflected restricted cash balances related to other bank guaranties as non-current based on the term of such guaranties and the status of the Company’s performance obligations.  The restricted cash reported as current at December 31, 2004 does not relate to any of the non-current restricted cash balances reported for subsequent periods, which were pledged as security for other obligations.

10.          Please tell us the nature of your advances from parent and explain why they have been reported as an asset rather than a component of your shareholders’ equity.  Please tell us how you accounted for the forgiveness of the advances from your parent who you refer to on page 42.  Refer to SAB Topic 4:G which can be located at: http://www.sec.gov/interps/account/sabcodet4.htm#4g.

Response:

Prior to the Merger with Navidec, Inc. in September 2004, BPZ Energy, Inc. and its parent company, BPZ & Associates, Inc. operated with a consolidated cash management system, which resulted in intercompany accounts receivable and payable between the entities.  These balances fluctuated, such that BPZ Energy, Inc. had both a net payable and a net receivable balance at various points in time.  As of December 31, 2002, BPZ Energy, Inc. owed its parent company $286,380, while as of December 31, 2003, the intercompany balance was a net receivable from the parent of $162,890.  These amounts were valid intercompany obligations and were assessed for collectibility at each balance sheet date by the Company and its independent auditors.  In connection with the Merger, the Company made a decision to forgive the intercompany advances to its parent company.  The Company originally believed that this transaction was in substance a dividend from the subsidiary to its parent company and the Company recorded this transaction as a debit to stockholders equity.  However, in connection with the restatement of its financial statements, the Company re-analyzed the nature of these expenditures and concluded that all of these costs should be characterized as expenditures which were incurred for the benefit of BPZ Energy, Inc.  The disposition of these costs is described in Note 3 to the Consolidated Financial Statements, “Restatement of Financial Statements” in the Form 10-KSB/A.

Consolidated Statements of Stockholders’ Equity, page 30

11.          Please reconcile the number of common shares reported at December 31, 2002 and December 31, 2003 to the amounts reported in your 12/31/03 Form 10-K.  Please clarify, if true, whether or not the accounting target’s capital structure was retained by the accounting acquirer.

Response:

The following table reconciles the shares of Navidec, Inc. outstanding at December 31, 2003 to the shares outstanding at September 10, 2004, the date of the Merger:

Shares outstanding as of December 31, 2003	2,189,313
Shares issued in private placement (a)	215,000
Shares issued upon exercise of stock options	794,055
Shares outstanding as of the Merger date	3,198,368

a)     Private placement commenced September 2, 2003 and closed on January 30, 2004.  The private placement resulted in the issuance of 564,500 shares of which 215,000 shares were issued during 2004.

In accordance with reverse merger accounting, the shares of Navidec, Inc., totaling 3,198,368 as detailed above, were deemed issued on the date of the Merger by the accounting acquirer, BPZ Energy, Inc.  This share amount is reflected in Note 2 to the Consolidated Financial Statements, “Acquisition of Navidec” in the Form 10-KSB/A.  The capital structure of the Company is that of the accounting acquirer, BPZ Energy, Inc., not the accounting target, Navidec, Inc.

Consolidated Statements of Cash Flows, page 31

12.          We note the reconciling item on your Statement of Cash Flows that is represented as amortization of deferred financing fees.  Please clarify to us the transaction(s) from which these deferred financing fees originate.  In addition, please tell us what amounts accrued for deferred financing fees remain on your Balance Sheet in 2004 relating to your SMC Ecuador note payable arrangement.  We note your disclosure that indicates the $428,000 of deferred financing costs incurred for the loan associated with the Santa Elena properties was cancelled in September 2004.

Response:

In connection with the June 2004 acquisition of SMC Ecuador, Inc. the Company obtained a loan in the amount of $1,375,000, the majority of which was used to purchase the stock of SMC Ecuador, Inc. from Unit Corporation for $1,070,000.  The principal asset of SMC Ecuador was a 10% non-operating interest in a producing oil and gas property in Ecuador known as the Santa Elena Property.  The loan carried an interest rate of 15% and the lender was entitled to 40% of the Company’s interest in the Santa Elena Property upon repayment of the loan.  Accordingly, 40% of the acquisition cost of the property, or $428,000, was considered a deferred financing cost, since the Company would ultimately own only 60% of the asset.  In September 2004, the Company reached an agreement with the lender to exchange $1,000,000 of principal of the loan for common stock of the Company.  Accordingly, the Company charged to expense that portion of the deferred financing costs associated with $1,000,000 of principal value of the loan.  The remaining deferred financing costs were amortized to expense over the 10-month term of the balance of the loan.  As of December 31, 2004, the balance of deferred financing costs was $67,561.  The deferred financing costs in the Statement of Cash Flows relate entirely to the loan obtained to finance the acquisition of SMC Ecuador, Inc.

In its amended SEC filings, the Company has expanded the disclosure of this transaction.

13.          Please reconcile for us the amount you have disclosed as your investment in SMC Ecuador on your Statement of Cash Flows and your Balance Sheet.

Response:

The acquisition cost of SMC Ecuador was $1,070,000, which was the amount recorded in the Statement of Cash Flows in the original Form 10-KSB filed on April 15, 2005.  Since the Company granted a 40% interest in the property to its lender in connection with the loan, the Company only acquired 60% of the property interests underlying the acquisition.  Accordingly, the Company recorded 60% of the acquisition cost, or $642,000, as the net cost of the investment on its balance sheet in this filing.  The remaining 40%, or $428,000, was recorded initially as deferred financing costs, of which $360,439 were amortized or expensed as discussed in comment number 12, above and $67,561 remained deferred as of December 31, 2004.  In its amended Form 10-KSB/A filed on December 23, 2005, the Company reflected additional acquisition cost of $370,000 related to its Ecuador property interest as a result of adjustments to the disposition of intercompany transactions with BPZ & Associates, Inc., as discussed in Note 3 to the Consolidated Financial Statements of the Form 10-KSB/A.  The accounting for the deferred financing costs was not affected by the restatement.

Note 2 – Merger and Merger Costs, page 37

14.          Please expand your disclosure to specifically address each of the following regarding this reverse merger transaction, if true:

•      clarify the legal and accounting form of the transaction;

•      explain that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target; and,

•      explain that the capital structure of the consolidated enterprise (the accounting acquirer) is now different from that appearing in the historical financial statements of the accounting acquiree in earlier periods due to reverse merger accounting.

Response:

As directed by the Staff, the Company has significantly expanded the disclosure about, and restated the accounting for, the Merger transaction with Navidec, Inc. on September 10, 2004.  Note 2 of the Notes to the Consolidated Financial Statements, “Acquisition of Navidec” in the amended Form 10-KSB/A contains our revised disclosures about the transaction.  The Company believes the restated accounting and enhanced disclosures address the comments of the Staff in this matter.

15.          Please provide us with an analysis to demonstrate how you formed your conclusion that BPZ was the accounting acquirer.  Indicate how each of the provisions of the agreement was considered in your analysis.  We may have further comments.

Response:

The Company considered all of the factors in SFAS 141, paragraph 17, items (a) through (e).  At the closing of the Merger, the stockholder group of BPZ Energy, Inc. (“BPZ”) obtained majority ownership and voting control of the combined entity.  BPZ also obtained four of the five seats on the Board of Directors, so it controlled the governance of the combined entity.  The senior management of the combined entity consisted solely of the senior management of BPZ before the Merger.  Since BPZ was a private company, it was not possible to determine which entity paid a premium over market value, if any.  However, the other factors firmly support the decision that BPZ was the accounting acquirer.  Accordingly, in the restated financial statements of the Company, the Merger has been accounted for as a “reverse acquisition” under SFAS 141.

16.          We note that you disclose that 9 million common shares were issued to BPZ.  Please show us where this share issuance is reported.

Response:

The following table excerpts entries from the Statement of Stockholders’ Equity for the year ended December 31, 2004 from the Company’s Form 10-KSB/A:

Shares of BPZ-Texas outstanding as of December 31, 2003	4,103,454
Common stock issued for services	2,857,642
Conversion of long-term debt to common stock	1,802,376
Shares issued upon exercise of stock options	236,528
Shares of BPZ-Texas outstanding as of the Merger date	9,000,000

All of the transactions reflected in the table above for BPZ-Texas occurred prior the Merger date and were exchanged for 9,000,000 shares of Navidec, Inc. pursuant to the legal form of the transaction.  However, based on “reverse merger” accounting, the capital structure and historical transactions of the Company are those of the accounting acquirer, BPZ-Texas.

17.          Please explain how you accounted for or expect to account for the effective, but yet to be concluded, spin-off of Navidec Financial Services.  We may have further comments.

Response:

Based on comments from the Staff, the Company has restated its financial statements to include NFS.  Based on the Company’s lack of control of NFS, it has adopted the equity method to account for its nominal ownership of the shares of NFS pending final distribution of such shares to the beneficiaries of the spin-off.

18.          Please explain where you have recorded your obligation to issue common stock under the stock option plan and then remit the cash proceeds to Navidec Financial Services and how you determined the amount to record as transaction cost.

Response:

As disclosed in Note 2 to the Consolidated Financial Statements in the Form 10-KSB/A, the Company recorded stock options of Navidec, Inc. which were assumed in the Merger by BPZ-Texas as the accounting acquirer, based on the their Black-Scholes value.  As discussed in Note 6 to the Consolidated Financial Statements, the receipt of the option proceeds by NFS is treated for accounting purposes as an additional investment in NFS by the Company at such time as the proceeds are received.

19.          Please explain why the obligation to issue outstanding warrants was accounted for as a transaction cost and identify where you recorded this obligation.

Response:

Based on the restatement of our financial statements to account for the acquisition of Navidec as a reverse merger under SFAS 141, the warrants assumed in the Merger were treated as additional purchase consideration.  As presented in Note 2 to the Consolidated Financial Statements in the Form 10-KSB/A, these warrants were valued using the Black-Scholes model.

20.          Please explain why the issuance of BPZ common stock to Navidec Financial Services was accounted for as a transaction cost and as a related party transaction.

Response:

Based on the restatement of our financial statements to account for the acquisition of Navidec as a reverse merger under SFAS 141, the shares issued to NFS were treated as additional purchase consideration.  As presented in Note 2 to the Consolidated Financial Statements in the Form 10-KSB/A, these shares were valued pursuant to the guidelines in SFAS 141 using the average closing price of Navidec’s common stock quoted on the OTCBB market during a five-day trading period beginning two trading days prior to the announcement of the Merger Agreement on July 8, 2004.  For accounting purposes, the shares attributable to the Company’s equity interest in NFS are treated as treasury securities and are recorded as a reduction in stockholders’ equity.

21.          Please explain why the issuance of the warrant to purchase 1.5 million common shares to Navidec Financial Services was accounted for as a transaction cost and a related party transaction.

Response:

Based on the restatement of the Company’s financial statements to account for the acquisition of Navidec as a reverse merger under SFAS 141, the warrants issued to NFS in the Merger were treated as additional purchase consideration.  As presented in Note 2 to the Consolidated Financial Statements in the Form 10-KSB/A, these warrants were valued using the Black-Scholes model.  As discussed in comment number 20, above, for accounting purposes, the warrants attributable to the Company’s equity interest in NFS are treated as treasury securities and are recorded as a reduction in stockholders’ equity.

22.          Please explain why the issuance of stock options to the former CEO and the issuance of 700,000 common shares were accounted for as transaction costs.  Tell us the nature of the services performed and when they were performed.

Response:

As disclosed in Note 9 to the Consolidated Financial Statements in the Form 10-KSB/A, in the Company’s restated financial statements, the stock options issued to the former CEO of Navidec, Inc. were recorded as stock-based compensation as the options were issued in connection with his service as a director and financial consultant to the Company.  Such stock-based compensation is being recognized over the vesting period of the options.  Of the 700,000 shares issued for services, 200,000 of such shares were issued by Navicec, Inc. prior to the Merger and are included in the 3,198,368 shares deemed issued for accounting purposes by BPZ-Texas (the accounting acquirer) in connection with the Merger.  The remaining 500,000 shares are included in the shares issued for services by BPZ-Texas prior to the Merger and are discussed in the Company’s response to comment number 23, below.

23.          Please explain why the issuance of common shares for BPZ past services is accounted for as a transaction cost.  Tell us the nature of these services and when these services were performed.

Response:

Prior to the Merger, BPZ-Texas issued 2,857,642 common shares for services to employees, consultants and financial advisors of BPZ Energy, Inc.  These shares were reported in the Statement of Stockholders’ Equity under the caption, “Common stock issued for services” in the Form 10-KSB/A.  In the original Form 10-KSB, the number of shares reported under this caption, 3,057,642, included 200,000 shares which were issued by Navidec, Inc. prior to the Merger and were included in the shares deemed issued by the Company in the reverse acquisition of Navidec, Inc.

		Shares Issued
Recipient	Title / Function	For Services

Thomas Kelly	Chief Executive Officer	1,683,236
Lothian Bancorp	Financial Advisor (a)	500,000
John R. Roberson	Vice President, Business Development	358,357
Luis Enrico	Employee, Geological Technician	90,780
Matthew Benson	Outside Legal Counsel	65,483
Frederic J.L. Briens	Chief Operating Officer	54,569
Rafael Zoeger	General Manager, Lima Office	54,569
José N. Alvarez	Vice President, Technology	17,323
Manuel Zavala	Employee, Engineer	13,260
Carlos Monges	Exploration Manager, Lima Office	11,187
Daniel Slavinski	Accounting Consultant	4,911
Martin Escobar	Employee, Information Technology	3,967
Total Shares Issued for Services		2,857,642

(a) Lothian Bancorp is an entity engaged to arrange financing for the Company.  They were not successful in arranging such funding, but were compensated with 500,000 shares for their efforts prior to termination of the engagement.

With the exception of Lothian, all of the individuals in the above list had provided services to the Company for an extended period prior to the Merger and were continuing as officers, employees or consultants after the Merger.  There were no specific agreements or understandings with these recipients prior to the issuance of such shares in 2004.  All of such shares were issued without restriction or future service requirements, so the shares were charged to expense at the time of issuance.

24.          We note in your Form 10-KSB filed on April 15, 2005, disclosure stating that the shares of Navidec Financial Services were distributed on February 3, 2005.  We noted in our review of press releases as well as documents filed with the Commission by Navidec Financial Services, that these shares were recalled by you on March 17, 2005.  Please tell us why you have stated in your document that these shares have been distributed when it appears you have not been able to affect their distribution as of the date you filed your document.  In addition, please tell us why you have not disclosed these events in a Form 8-K.

Response:

As discussed in our response to comment number 2 above, the Company has deleted all references to the attempted distribution of shares by NFS on February 3, 2005.  This information is not considered relevant since the attempted distribution did not occur.  As the Company has disclosed in its amended filings, the Company has no control over NFS, the registration process or the ultimate distribution of shares in the spin-off.  As such, the

Company does not believe that any of these matters except the ultimate distribution of the NFS shares in the final spin-off would be a Form 8-K event for the Company.

Merger and Merger Costs, page 37

25.          We note your consolidation policy disclosures concerning the pre-merger business and Navidec Financial Services.  It appears that the assets, liabilities and accumulated deficit of the acquired business were not reflected in your consolidated financial statements as of December 31, 2004.  We also note your Form 8-K/A filed on December 6, 2004 that also does not appear to present the pro forma information on a consolidated basis.  Please tell us why you do not believe Navidec Financial Services should be consolidated in your financial statements as of December 31, 2004.

Response:

The Company’s response to this comment was previously provided in a letter to the Staff dated September 26, 2005 and a follow-up letter dated November 17, 2005.  As previously discussed, the Company has restated its financial statements to account for the Merger with Navidec, Inc. in accordance with SFAS 141 and has included Navidec Financial Services, Inc. in its financial statements using the equity method of accounting.  The Company has amended the Form 8-K/A filed on December 6, 2004 to present the pro forma information on a basis consistent with its restated accounting for this transaction.

Note 5 – Investment in SMC Ecuador and Notes Payable, page 40

26.          We note that you have acquired 100% of the common stock of SMC Ecuador.  However, it appears you are accounting for your wholly owned subsidiary as a cost method investment.  Please tell us why you believe this is appropriate.  We note that your subsidiary holds a cost basis investment in the Santa Elena properties; however, it is unclear to us why you have not consolidated your 100% owned subsidiary.  Please also explain in greater detail why you are not able to receive timely information and when it is typically received.  We may have further comments.

Response:

The Company has revised its disclosures to clarify this transaction and its accounting policy.  The Company has always fully consolidated its 100%-owned subsidiary, SMC Ecuador, Inc.  The sole asset within SMC Ecuador, Inc. is a minority non-operating working interest in a producing oil and gas property known as the Santa Elena Property.  Accordingly, on a consolidated basis, the Company’s investment represents the indirect ownership of this property interest.  The operator of this property is a private company in South America and is not required to maintain books for the oil and gas entity in accordance with generally accepted accounting principles.  The Company does not have sufficient access to the accounting records of the entity to make the necessary adjustments to present the information in accordance with US GAAP.  Additionally, the operator of the entity has not prepared and distributed financial results of the entity to the Company on a timely basis.  The reporting has been incomplete and has often been provided only after repeated requests, 60-90 days after the end of the period.  As a non-operating investor representing a 10% minority interest, the Company does not have adequate control or influence with the operator to obtain timely, accurate and detailed information.  As a result, the Company has elected to account for this investment under the cost basis.  The net cash received from this entity during the six months from the June 2004 date of acquisition through December 31, 2004 was $190,621, while the net cash received for the nine months ended September 30, 2005 was $393,713.  These amounts are relatively insignificant to the financial statements of the Company and the benefits of providing this information on the basis of pro-rata consolidation, if it were possible, would not be cost-justified.

27.          Please tell us how you accounted for the additional financing cost in the form of a 40% ownership interest in the SMC.

Response:

The Company’s response to this comment is provided in the responses to comments number 12 and 13, above.

Note 7 – Long Term Debt, page 41

28.          Tell us the terms of the conversion of debt to common stock.

Response:

Prior to the Merger with Navidec, Inc., the Company reached an agreement with the holder of $685,000 of long-term debt to convert this debt into 1,802,376 shares of common stock.  This debt was not convertible under its terms.  It was a pre-condition to the Merger that this debt be retired.  As reflected in the Company’s response to comment number 16, above, these shares were part of the initial 9,000,000 shares issuable at closing to the shareholders of BPZ-Texas.  The Company has clarified the disclosure of this transaction in its Form 10-KSB/A.

Note 8 – Stockholders’ Equity, page 41

Merger Earn-Out Shares, page 42

29.          Please explain why you have not recorded the obligation related to the earn-out shares earned.

Response:

The Company has added the following disclosure in Note 9 to the Consolidated Financial Statements in the Form 10-KSB/A:

“The earn-out arrangement will be treated for accounting purposes as a stock dividend because the earn-out is payable to the shareholders of the accounting acquirer, BPZ-Texas.  Accordingly, except for an increase in the number of common shares outstanding, no accounting entry will be required.”

Based upon its evaluation of the substance of the arrangement and available interpretations of accounting standards (including the Commerce Clearing House Accounting Research Manager, SFAS 141 Interpretation 141.17-3), the Company believes this is the appropriate accounting treatment for this arrangement.

Evaluation of Disclosure Controls and Procedures, page 44

30.          We note that you have concluded that your disclosure controls and procedures were not adequate as of December 31, 2004.  We further note your certifications that indicate you have disclosed all material weaknesses in the design or operation of internal controls over financial reporting.  However, we are unable to locate within your disclosure the specific material weakness or significant deficiencies that gave cause to your disclosure controls and procedures adequacy conclusion.  Please modify your disclosures to reflect the following:

•      State whether your disclosure controls and procedures were “effective” or “not effective”.

•      Identify and disclose the specific material weaknesses and any significant deficiencies that existed.

•      Disclose when material weaknesses were identified, by whom they were identified and when they first began.

•      Disclose the corrective actions taken with regard to material weaknesses including the timetable or expected timetable for implementation of the corrective measures.

In addition, please tell us the name of the specific consulting firm(s) engaged to assist with the preparation of your financial statements.

Response:

The Company has revised its disclosure to clarify that based on the evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by the annual report that was carried out by the Company’s chief executive officer and chief financial officer at the time, in conjunction with management and its accounting and legal advisors, the Company concluded that its disclosure controls and procedures were not effective.  In response to the Staff’s comments, the Company has also supplemented its disclosure regarding the specific deficiencies in its disclosure controls and procedures and the corrective actions taken.

Consulting Resources:

The Company retained the services of several individual CPA’s and accounting and financial management consultants to assist it in meeting its financial reporting requirements and internal control needs.  These individuals, none of whom was associated with a consulting firm, included:

Daniel Slavinski, CPA - Mr. Slavinski had assisted BPZ Energy, Inc. (“BPZ”) with its bookkeeping and tax reporting requirements for several years prior to the Merger.  He is not independent and has not performed audit services for the Company.  Prior to and for a period of several months after the Merger, Mr. Slavinski provided accounting assistance in maintaining the books of BPZ.

Robert Grizzle – Mr. Grizzle had served as Vice President of Finance for Navidec, Inc. for less than one year prior to the Merger.  Mr. Grizzle was initially dedicated on a full time contract basis to the reporting needs of the combined entity after the Merger.  Mr. Grizzle’s involvement with the Company began in September 2004 and continued until the end of December 2004.

Randall D. Keys, CPA – Mr. Keys was engaged by the management team as a consultant on a part-time basis commencing in late October 2004 to assist the Company in meeting its financial reporting requirements.  Mr. Keys was engaged as a consultant until approximately April 2005, at which time he became an employee of the Company and later was named Chief Financial Officer of the Company.

Dianne Tesarek, CPA – Ms. Tesarek was engaged by the Company as an accounting consultant beginning in late October 2005 and continuing until early February 2005.  Ms. Tesarek provided accounting and financial reporting services to the Company and assisted in the design of internal control and disclosure control procedures.

31.          We note the disclosure that there were “no significant changes in [y]our internal controls or in other factors. . ..that could materially affect [y]our disclosure controls and procedures. . .”  The disclosure required by Item 308(c) of Regulation S-B should reference changes that would impact internal control over financial reporting for the period covered by the report.  Revise your disclosure to state whether there were any changes to internal controls that could materially affect or are reasonably likely to materially affect, internal control over financial reporting for the period covered by the report.  Further, remove the reference to “other factors” as indicated in Release No. 8238, Part II, F.3.

Response:

The Company has revised its disclosure to clarify that there were no changes in its internal controls during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  The Company has also removed the reference to “other factors.”

Form 10-QSB for the Quarter ended March 31, 2005

32.          We note disclosure regarding your engagement of consultants during the first fiscal quarter ended March 31, 2005 to assist you in taking the necessary “corrective actions to establish and/or improve” your disclosure controls and procedures.  Please inform us of the names of the specific consulting firm(s) engaged to assist with the preparation of your financial statements.

Response:

Please see our response to comment number 30, above, for this information.

Form 10-QSB for the Quarter ended June 30, 2005

33.          Please ensure that you provide separate analyses regarding the disclosure required by Items 307 and 308 of Regulation S-B.  For example, in the Form 10-QSB for the period ended June 30, 2005, your disclosure does not adequately disaggregate the steps you have taken and the impact of such steps with respect to disclosure controls and procedures versus internal controls over financial reporting.  Please revise to delineate, where appropriate, the specific remedial actions you imply were taken to improve your disclosure controls and procedures versus your internal control over financial reporting.

Response:

The Company has revised its disclosure to provide separate analyses of its disclosure controls and procedures required by Item 307 of Regulation S-B and changes in internal control over financial reporting required by Item 308(c) of Regulation S-B.

34.          Please provide the disclosure required by Item 308(c) of Regulation S-B and revise your disclosure to specify whether there were any changes in internal controls that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the period covered by the report.

Response:

The Company has revised its disclosure to clarify that there were no changes in its internal controls during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

35.          In the Form 10-QSB for the period ended June 30, 2005, you conclude that due the “significant steps” you have taken, your management was able to conclude that disclosure controls were effective.  Please revise, as noted in a prior comment, to delineate specifically all of the significant steps taken to improve your disclosure controls such that your officers were capable of revising their conclusions regarding the effectiveness of disclosure controls and procedures in comparison to prior quarters.  Further, in light of your disclosure regarding the distribution of shares of Navidec Financial Services (see comments above on this matter), please inform us of the consideration management has given to the need to revise the effectiveness conclusion stated in the most recent quarterly report.  We may have further comments.

Response:

The Company has revised its disclosure to clarify that it has hired a Chief Financial Officer and a Controller, both of whom are Certified Public Accountants, and also engaged accounting and financial consultants to address the deficiencies in its disclosure controls and procedures based on the lack of qualified financial management personnel.  Please see the Company’s response to comments number 2 and 24 above and its prior response to comment number 2 in a letter to the Staff dated September 26, 2005 with respect to the disclosure regarding the distribution of shares of Navidec Financial Services.  As stated in its revised disclosure regarding the Company’s disclosure controls and procedures in its Form 10-QSB/A for the period ended June 30, 2005, the Company has taken corrective actions to address its identified deficiencies and management was thus able to conclude that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-QSB/A for the period ended June 30, 2005, with the exception of the restatement issue, as discussed in such revised disclosure.

We appreciate your consideration of this response.  If you have further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,

ADAMS AND REESE LLP

Mark W. Coffin

cc:           Ms. Mellissa Campbell Duru

Mr. Kevin Stertzel

Ms. Jill Davis

United States Securities and Exchange Commission

Mr. Manolo Zuñiga

Mr. Randall D. Keys

BPZ Energy, Inc.